SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

20 December 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07028754

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 December 2007 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 19 December 2007 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr. King Ho

E\tn\SA\Novotel – SCB bank loan\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE PROVISION OF FINANCIAL ASSISTANCE FOR THE BENEFIT OF A JOINT VENTURE COMPANY

On 19 December 2007, KPL, SA and KHL granted the KPL Guarantee, the SA Guarantee and the KHL Guarantee, respectively, in favour of the Bank to secure, on a pro rata and several basis in accordance with their respective equity interests in Fine Winner, the due and punctual performance of the payment obligations of Fine Winner under the Loan Agreement.

Fine Winner is a property holding company and a direct wholly-owned subsidiary of JVCO. JVCO is an investment holding company in which each of KPL and SA has an indirect interest of 30% and KHL has a direct interest of 40%.

Following the provision of the Guarantees and the repayment of the shareholders' loans of approximately HK$260,000,000 (approximately US$33,548,387) advanced to JVCO and/or Fine Winner in connection with the acquisition of the Property, the aggregate funding commitment which all JV Parties have provided to JVCO and Fine Winner will be approximately HK$713,000,000 (US$92,000,000) and will have exceeded the initial maximum funding commitment of HK$670,000,000 (approximately US$86,451,613) under the Shareholders' Agreement by approximately HK$43,000,000 (approximately US$5,548,387). In view of this and in anticipation of the future funding requirements of JVCO and Fine Winner, the JV Parties and JVCO agreed that the maximum funding commitment (whether equity, loan, financial assistance or otherwise) which all JV Parties have provided and are required to provide to JVCO and Fine Winner on a pro rata and several basis in accordance with their respective equity interests in JVCO and/or Fine Winner (as the case may be) and upon the same terms and conditions vis-à-vis each JV Party under the Shareholders' Agreement shall be increased so that it shall not exceed the aggregate amount of HK$713,000,000 (US$92,000,000).

KHL is the controlling shareholder of each of KPL and SA. JVCO and Fine Winner are associates of KHL under the Listing Rules and are therefore connected persons of KPL. Accordingly, the granting of the KPL Guarantee and any subsequent financial assistance by KPL for the benefit of JVCO and/or Fine Winner constitute connected transactions for KPL pursuant to rule 14A.13(3) of the Listing Rules.

As the revised maximum funding commitment which IVH has provided and is required to provide to JVCO and Fine Winner under the Shareholders' Agreement (including the total guarantee amount under the KPL Guarantee) exceeds 0.1% but is less than 2.5% of the total assets and the

market capitalisation of KPL, the KPL Guarantee is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules as far as KPL is concerned. Details of the KPL Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report of KPL in accordance with rule 14A.45 of the Listing Rules.

The Bank is a wholly-owned subsidiary of Standard Chartered Bank and is therefore its associate. Standard Chartered Bank is a substantial shareholder of Shangri-La Hotels (Malaysia) Berhad, Malaysia, a 52.78% owned subsidiary of SA. Therefore, the Bank is a connected person of SA and the granting of the SA Guarantee by SA in favour of the Bank constitutes a connected transaction for SA.

In addition, JVCO and Fine Winner are associates of KHL under the Listing Rules and are therefore connected persons of SA. Accordingly, the granting of the SA Guarantee and any subsequent financial assistance by SA for the benefit of JVCO and/or Fine Winner constitute connected transactions for SA pursuant to rule 14A.13(3) of the Listing Rules.

As the revised maximum funding commitment which SAL has provided and is required to provide to JVCO and Fine Winner under the Shareholders' Agreement (including the total guarantee amount under the SA Guarantee) exceeds 0.1% but is less than 2.5% of the total assets and the market capitalisation of SA, the SA Guarantee is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules as far as SA is concerned. Details of the SA Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report of SA in accordance with rule 14A.45 of the Listing Rules.

INTRODUCTION

Reference is made to the Joint Announcement in relation to the connected transactions relating to the formation of a joint venture for the acquisition of the Property.

On 19 December 2007, KPL, SA and KHL granted the KPL Guarantee, the SA Guarantee and the KHL Guarantee, respectively, in favour of the Bank to secure, on a pro rata and several basis in accordance with their respective equity interests in Fine Winner, the due and punctual performance of the payment obligations of Fine Winner under the Loan Agreement.

THE LOAN AGREEMENT

Date: 19 December 2007

Parties:
(a) Lender: the Bank
(b) Borrower: Fine Winner

Facility: a term loan facility of HK$260,000,000 (approximately US$33,548,387) and a revolving loan facility of HK$100,000,000 (approximately US$12,903,226)

Purpose: to re-finance the acquisition of the Property (including the repayment of the shareholders' loans advanced to JVCO and/or Fine Winner in connection with the acquisition of the Property) and for the working capital requirements of Fine Winner

THE GUARANTEES

Date:	19 December 2007

Parties:

(a) Beneficiary: the Bank

(b) Guarantor: KPL, SA and KHL (as the case may be)

The guaranteed obligations:	guaranteeing the due and punctual performance of the payment obligations of Fine Winner under the Loan Agreement in accordance with the respective due proportions of KPL (30%), SA (30%) and KHL (40%). The maximum guarantee amount under each of the KPL Guarantee, the SA Guarantee and the KHL Guarantee will therefore be HK$108,000,000 (approximately US$13,935,484), HK$108,000,000 (approximately US$13,935,484) and HK$144,000,000 (approximately US$18,580,645), respectively.

REASONS FOR, AND BENEFITS OF, GRANTING THE GUARANTEES

As stated in the Joint Announcement, pursuant to the Shareholders' Agreement:-

(a) the maximum funding commitment (whether equity, loan, financial assistance or otherwise) which all JV Parties have provided and are required to provide to JVCO and Fine Winner on a pro rata and several basis in accordance with their respective equity interests in JVCO and/or Fine Winner (as the case may be) and upon the same terms and conditions vis-à-vis each JV Party shall not exceed the aggregate amount of HK$670,000,000 (approximately US$86,451,613); and

(b) subject to such maximum funding commitment, if any funding by banks, financial institutions or other third parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its affiliates such form of financial assistance on a pro rata and several basis in accordance with its equity interest in JVCO and/or Fine Winner (as the case may be) and upon such terms and conditions vis-à-vis each JV Party as such lender(s) and the JV Parties may agree.

KPL, SA and KHL are required to give the KPL Guarantee, the SA Guarantee and the KHL Guarantee, respectively, as a condition precedent to the availability of the Facility to Fine Winner under the terms of the Loan Agreement.

The granting of the KPL Guarantee by KPL is in pursuance of the obligations of IVH under the Shareholders' Agreement. The KPL Directors, including the independent non-executive KPL Directors, consider that the granting of the KPL Guarantee by KPL is on normal commercial terms, which were arrived at after arm's length negotiations between KPL and the Bank and are fair and reasonable, and in the interests of KPL and the shareholders of KPL as a whole. The KPL Directors consider that the granting of the KPL Guarantee by KPL is in the commercial interest of KPL because the monies made available to Fine Winner under the Facility will be applied to repay the shareholders' loans advanced to JVCO and/or Fine Winner in connection with the acquisition of the Property and as general working capital for Fine Winner, and that the provision of proportionate several guarantee by KPL is in the corporate benefit of KPL in that Fine Winner can obtain its own banking facilities.

The granting of the SA Guarantee by SA is in pursuance of the obligations of SAL under the Shareholders' Agreement. The SA Directors, including the independent non-executive SA Directors, consider that the granting of the SA Guarantee by SA is on normal commercial terms,

which were arrived at after arm's length negotiations between SA and the Bank and are fair and reasonable, and in the interests of SA and the shareholders of SA as a whole. The SA Directors consider that the granting of the SA Guarantee by SA is in the commercial interest of SA because the monies made available to Fine Winner under the Facility will be applied to repay the shareholders' loans advanced to JVCO and/or Fine Winner in connection with the acquisition of the Property and as general working capital for Fine Winner, and that the provision of proportionate several guarantee by SA is in the corporate benefit of SA in that Fine Winner can obtain its own banking facilities.

MAXIMUM FUNDING COMMITMENT BY THE JV PARTIES TO JVCO AND FINE WINNER

Following the provision of the Guarantees and the repayment of the shareholders' loans of approximately HK$260,000,000 (approximately US$33,548,387) advanced to JVCO and/or Fine Winner in connection with the acquisition of the Property, the aggregate funding commitment which all JV Parties have provided to JVCO and Fine Winner will be approximately HK$713,000,000 (US$92,000,000) and will have exceeded the initial maximum funding commitment of HK$670,000,000 (approximately US$86,451,613) under the Shareholders' Agreement by approximately HK$43,000,000 (approximately US$5,548,387). In view of this and in anticipation of the future funding requirements of JVCO and Fine Winner, the JV Parties and JVCO agreed that the maximum funding commitment (whether equity, loan, financial assistance or otherwise) which all JV Parties have provided and are required to provide to JVCO and Fine Winner on a pro rata and several basis in accordance with their respective equity interests in JVCO and/or Fine Winner (as the case may be) and upon the same terms and conditions vis-à-vis each JV Party under the Shareholders' Agreement shall be increased so that it shall not exceed the aggregate amount of HK$713,000,000 (US$92,000,000).

FINANCIAL EFFECTS OF THE REVISED MAXIMUM FUNDING COMMITMENT

Based on the revised maximum funding commitment of HK$713,000,000 (US$92,000,000) which all JV Parties have provided and are required to provide to JVCO and Fine Winner on a pro rata and several basis in accordance with their respective equity interests in JVCO and/or Fine Winner (as the case may be) and upon the same terms and conditions vis-à-vis each JV Party, the revised maximum funding commitment which IVH and SAL have provided (including the total guarantee amount under the KPL Guarantee and the SA Guarantee, respectively) and are required to provide to JVCO and Fine Winner are expected to be both HK$213,900,000 (US$27,600,000), which will be sourced by KPL and SA from the internal resources and/or external bank borrowings of the KPL Group and the SA Group, respectively. The funding requirement for making the revised maximum funding commitment is not expected to have any material impact on either the KPL Group or the SA Group.

INFORMATION ABOUT KPL, SA, KHL, FINE WINNER AND JVCO

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

KHL is an investment holding company. As at the date of this announcement:

(a) KHL is interested in 753,166,519 KPL Shares as disclosed under the SFO, representing approximately 52.88% of the existing issued share capital of KPL and is the controlling shareholder of KPL; and

(b) KHL is interested in 1,428,283,194 SA Shares as disclosed under the SFO, representing approximately 49.57% of the existing issued share capital of SA and is the controlling shareholder of SA.

Fine Winner is a property holding company and a direct wholly-owned subsidiary of JVCO. JVCO is an investment holding company in which each of KPL and SA has an indirect interest of 30% and KHL has a direct interest of 40%.

IMPLICATIONS UNDER THE LISTING RULES

KHL is the controlling shareholder of each of KPL and SA. JVCO and Fine Winner are associates of KHL under the Listing Rules and are therefore connected persons of KPL. Accordingly, the granting of the KPL Guarantee and any subsequent financial assistance by KPL for the benefit of JVCO and/or Fine Winner constitute connected transactions for KPL pursuant to rule 14A.13(3) of the Listing Rules.

As the revised maximum funding commitment which IVH has provided and is required to provide to JVCO and Fine Winner under the Shareholders' Agreement (including the total guarantee amount under the KPL Guarantee) exceeds 0.1% but is less than 2.5% of the total assets and the market capitalisation of KPL, the KPL Guarantee is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules as far as KPL is concerned. Details of the KPL Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report of KPL in accordance with rule 14A.45 of the Listing Rules.

The Bank is a wholly-owned subsidiary of Standard Chartered Bank and is therefore its associate. Standard Chartered Bank is a substantial shareholder of Shangri-La Hotels (Malaysia) Berhad, Malaysia, a 52.78% owned subsidiary of SA. Therefore, the Bank is a connected person of SA and the granting of the SA Guarantee by SA in favour of the Bank constitutes a connected transaction for SA.

In addition, JVCO and Fine Winner are associates of KHL under the Listing Rules and are therefore connected persons of SA. Accordingly, the granting of the SA Guarantee and any subsequent financial assistance by SA for the benefit of JVCO and/or Fine Winner constitute connected transactions for SA pursuant to rule 14A.13(3) of the Listing Rules.

As the revised maximum funding commitment which SAL has provided and is required to provide to JVCO and Fine Winner under the Shareholders' Agreement (including the total guarantee amount under the SA Guarantee) exceeds 0.1% but is less than 2.5% of the total assets and the market capitalisation of SA, the SA Guarantee is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules as far as SA is concerned. Details of the SA Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report of SA in accordance with rule 14A.45 of the Listing Rules.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, Chan Wai Ming, William, Qian Shaohua, William Winship Flanz#, Ku Moon Lun#, Lau Ling Fai, Herald# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Timothy David Dattels#, Wong Kai Man# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive director*
@ *Non-executive director*
# *Independent non-executive director*

DEFINITIONS

"associate"	has the meaning ascribed to it in the Listing Rules;
"Bank"	Standard Chartered Bank (Hong Kong) Limited;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Facility"	a term loan facility of HK$260,000,000 (approximately US$33,548,387) and a revolving loan facility of HK$100,000,000 (approximately US$12,903,226) made available by the Bank to Fine Winner upon the terms and conditions as set out in the Loan Agreement;
"Fine Winner"	Fine Winner Holdings Limited, a company incorporated in Hong Kong whose entire issued share capital is owned by JVCO;
"Guarantees"	the KPL Guarantee, the SA Guarantee and the KHL Guarantee;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"IVH"	Instant Vision Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of KPL;
"Joint Announcement"	the joint announcement of KPL and SA dated 27 September 2006 in relation to the connected transactions relating to the formation of a joint venture for the acquisition of the Property;
"JVCO"	Expert Vision Holdings Limited, a company incorporated in the British Virgin Islands in which each of KPL and SA has an indirect interest of 30% and KHL has a direct interest of 40%;
"JV Parties"	collectively, IVH, SAL and KHL and "JV Party" shall mean any one of them;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, being the controlling shareholder of each of KPL and SA;
"KHL Guarantee"	the guarantee dated 19 December 2007 made between KHL and the Bank whereby KHL as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the due and punctual performance of 40% (up to HK$144,000,000 (approximately US$18,580,645)) of the payment obligations of Fine Winner under the Loan Agreement;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Guarantee"	the guarantee dated 19 December 2007 made between KPL and the Bank whereby KPL as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the due and punctual performance of 30% (up to HK$108,000,000 (approximately US$13,935,484)) of the payment obligations of Fine Winner under the Loan Agreement;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Loan Agreement"	the loan agreement dated 19 December 2007 made between the Bank as lender and Fine Winner as borrower in respect of the Facility;
"PRC"	the People's Republic of China;
"Property"	the property at No. 508 Queen's Road West, Hong Kong (the Remaining Portion of Section B of Inland Lot No. 676);
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Guarantee"	the guarantee dated 19 December 2007 made between SA and the Bank whereby SA as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the due and punctual performance of 30% (up to HK$108,000,000 (approximately US$13,935,484)) of the payment obligations of Fine Winner under the Loan Agreement;

"SAL"	Seanoble Assets Limited, a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of SA;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shareholders' Agreement"	the shareholders' agreement dated 29 September 2006 and entered into among IVH, SAL, KHL and JVCO setting out the rights and obligations of the JV Parties in relation to the acquisition of the Property through JVCO;
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

Amounts denominated in US$ in this announcement have been converted into HK$ at the rate of US$1.00 = HK$7.75 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 19 December 2007

* *For identification purposes only*

END